SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

The Howard Hughes Corporation
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

44267D107
(CUSIP Number)

Cai Zhiwei
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 64086282

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

November 9, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,949,890*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,949,890*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,949,890*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stable Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,949,890*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,949,890*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,949,890*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,949,890*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,949,890*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,949,890*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock.  See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)  China Investment Corporation (“CIC”), a corporation  established under the Company Law of the People's Republic of China;

(ii) Stable Investment Corporation (“Stable”), a corporation established under the Company Law of the People's Republic of China; and

(iii) Best Investment Corporation (“Best”), a corporation established under the Company Law of the People's Republic of China.

CIC is the parent entity of CIC International Ltd., which is the parent entity of each of Stable and Best.

Schedule I hereto, with respect to CIC, Schedule II hereto, with respect to Stable, and Schedule III hereto, with respect to Best, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b)  The principal business address of each of CIC, Stable, and Best is New Poly Plaza No.1 Chaoyangmen Beidajie Beijing 100010, P.R. China.

(c)  The principal business of each of CIC, Stable and Best is to be an investment company.

(d), (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Schedule I, Schedule II, and Schedule III hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 is hereby amended in its entirety as follows:

Each of Stable and Best directly hold, and by virtue of being the parent of CIC International Co., Ltd. (“CIC International”), which is the parent of Stable and Best, CIC indirectly holds, an ownership interest in Brookfield Retail Holdings III LLC (“BRH III”), one of the entities listed below (each, an “Investment Vehicle”), which entitles them to certain voting rights with respect to the Common Stock held by all of the Investment Vehicles.  Therefore, the Reporting Persons may be deemed to share beneficial ownership of such securities. See Items 4 and 5.

Item 3 of the Schedule 13D is further hereby amended to include the following:

On November 9, 2012, pursuant to the terms of a Warrant Purchase Agreement (as described in Item 4), the Investment Vehicles acquired shares of Common Stock pursuant to the exercise of certain Warrants held by the Investment Vehicles.  The source of funds used to pay the exercise prices for the Warrants was the proceeds received by the Investment Vehicles as consideration from a sale of the unexercised Warrants held by them to the Company. Each of (i) the number of Warrants exercised for shares of Common Stock and (ii) the number of Warrants sold to the Company by each Investment Vehicle along with the proceeds received by such Investment Vehicle in exchange for the sale such Warrants is set forth in Item 4.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to include the following:

On November 9, 2012,  the Investment Vehicles entered into an agreement (the “Warrant Purchase Agreement”) with the Company pursuant to which each Investment Vehicle (i) exercised certain of the Warrants beneficially owned by it for shares of Common Stock and (ii) sold the remaining unexercised Warrants beneficially held by it to the Company in exchange for the consideration set forth below.  The number of Warrants exercised by each Investment Vehicle and the number of Warrants sold to the Company by each Investment Vehicle along with the aggregate sale prices with respect to such Warrants sold are set forth in the tables below.

Investment Vehicle	Warrants Exercised for Common Stock	Shares of Common Stock Acquired
BRH HHC	496,434	496,434
BRH II	340,653	340,653
BRH III	390,749	390,749
BRH IV-A	45,178	45,178
BRH IV-B (1)	90,173	90,173
BRH IV-C (1)	30,210	30,210
BRH IV-D	30,210	30,210
BRH V	101,665	101,665
Total:	1,525,272	1,525,272

Investment Vehicle	Warrants Sold to Company	Aggregate Sale Prices
BRH HHC	751,209	$29,068,416.18
BRH II	515,481	$19,946,800.75
BRH III	591,287	$22,880,152.66
BRH IV-A	68,363	$2,645,341.23
BRH IV-B (1)	136,452	$5,280,079.88
BRH IV-C (1)	45,714	$1,768,926.59
BRH IV-D	45,714	$1,768,926.59
BRH V	153,841	$5,952,956.12
Total:	2,308,061	$89,311,600.00

The summary contained herein of the Warrant Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10 hereto, and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on November 9, 2012,  the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 39,498,912 shares of Common Stock outstanding, which includes the 37,973,640 shares of Common Stock reported as outstanding as of August 5, 2012 by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012 plus the 1,525,272 shares of Common Stock issued to the Investment Vehicles pursuant to the terms of the Warrant Purchase Agreement.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH HHC	1,285,579	3.25%
BRH II	882,166	2.23%
BRH III	1,011,896	2.56%
BRH IV-A	116,994	0.30%
BRH IV-B (1)	233,515	0.59%
BRH IV-C (1)	78,233	0.20%
BRH IV-D	78,233	0.20%
BRH V	263,274	0.67%
Total:	3,949,890	9.999%
(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

The Reporting Person has no sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of (i) the ability of Stable and Best under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III, which owns more than more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Stable and Best may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles with the Other Filers (as defined below). By virtue of CIC being the parent of CIC International, which is the parent of both Stable and Best, CIC may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield US Holdings Inc., Brookfield US Corporation, and Future Fund Board of Guardians (collectively, the “Other Filers”) with respect to the shares of Common Stock held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers. None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.

(c) Other than the purchase of the shares of Common Stock and the acquisition of Warrants described in Item 4, none of the Reporting Persons, nor to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer1

Item 6 of the Schedule 13D is hereby amended to include the description of the Warrant Purchase Agreement in Item 4 to this Amendment No. 1.

Item 7. Material To Be Filed as Exhibits

Item 7 of this statement on Schedule 13D is hereby amended to include:

Exhibit 10
Warrant Purchase Agreement, dated as of November 9, 2012, by and among The Howard Hughes Corporation, Brookfield Retail Holdings HHC LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP (incorporated herein by reference to Exhibit 15 to the Schedule 13D/A #3 filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield Retail Holdings HHC LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 14, 2012).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2012	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: November 12, 2012	STABLE INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

Dated: November 12, 2012	BEST INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

SCHEDULE I

Directors and Executive Officers of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation and present principal occupation of each director and executive officer of China Investment Corporation.  Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People’s Republic of China.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lou Jiwei Chairman and Chief Executive Officer		Chairman and Chief Executive Officer of CIC
Gao Xiqing Vice Chairman and President		Vice Chairman and President of CIC
Li Keping Executive Director, Executive Vice President and Chief Investment Officer		Executive Director, Executive Vice President and Chief Investment Officer of CIC
Zhang Xiaoqiang Non-Executive Director	38 South Yuetan Street, Xicheng District, Beijing, China	Deputy Chairman of the National Development and Reform Commission
Li Yong Non-Executive Director	3 Sanlihe Nansanxiang, Xicheng District, Beijing, China	Vice Minister of Finance of the People’s Republic of China
Chen Jian Non-Executive Director	No. 2 Dong Chang’an Avenue, Beijing, China	Vice Minister of Commerce of the People’s Republic of China
Hu Xiaolian Non-Executive Director	32 Chengfang Street, Xicheng District, Beijing, China	Deputy Governor of the People’s Bank of China
Fang Shangpu Non-Executive Director	Huarong Plaza, No. 18 in Fucheng Road, Haidian District, Beijing	Deputy Administrator of the State Administration of Foreign Exchange
Liu Zhongli Independent Director	3 Sanlihe Nansanxiang, Xicheng District, Beijing, China	Chair of the Chinese Institute of Certified Public Accountants
Wang Chunzheng Independent Director	No.22, Xianmen Street, Xicheng District, Beijing, China	Executive Vice Chairman of China Center for International Economic Exchanges
Li Xin Employee Director		Employee Director and Head of Human Resource Department of CIC
Jin Liqun Chairman of Board of Supervisors		Chairman of Board of Supervisors of CIC
Peng Chun Executive Vice President		Executive Vice President of CIC
Fan Yifei Executive Vice President		Executive Vice President of CIC
Xie Ping Executive Vice President		Executive Vice President of CIC
Wang Jianxi Executive Vice President		Executive Vice President of CIC
Liang Xiang Executive Vice President		Executive Vice President of CIC

SCHEDULE II

Directors and Executive Officers of Stable Investment Corporation

The following table sets forth the name, position with Stable Investment Corporation and present principal occupation of each director and executive officer of Stable Investment Corporation.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Li Keping, Executive Director	New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010	Executive Director, Executive Vice President and Chief Investment Officer of China Investment Corporation	People’s Republic of China

SCHEDULE III

Directors and Executive Officers of Best Investment Corporation

The following table sets forth the name, position with Best Investment Corporation and present principal occupation of each director and executive officer of Best Investment Corporation.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Li Keping, Executive Director	New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010	Executive Director, Executive Vice President and Chief Investment Officer of China Investment Corporation	People’s Republic of China